Cletha A. Walstrand

Attorney at Law

1322 West Pachua Circle

Ivins, UT  84738

Office: 435-688-7317 Fax: 435-688-7318

June 29, 2009

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:

TransAct Energy, Inc.

POS AM Filed June 1, 2009

File No.  333-151574

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 25, 2009

File No. 333-139746

Dear Mr. Gholson:

Transact Energy Corp., (the “Company”), has received your comment letter dated June 22, 2009, (“comment letter”) pertaining to the above referenced post effective registration statement on Form S-1 (the “Registration Statement”) and Form 10-K for Fiscal Year Ended December 31, 2008.  In response to your comment letter, we have filed an amended Form 10-K for the Fiscal Year Ended December 31, 2008 addressing the issue raised regarding our Controls and Procedures.

POS AM Filed June 1, 2009

1.

We will not be in a position to consider a request for accelerated effectiveness of the P0S AM until all outstanding issues, including any comments relating to the disclosure in the Form 10-K for the fiscal year ended December 31, 2008, have been resolved.

RESPONSE:

We understand a request for accelerated effectiveness of the POS AM will not be considered until all outstanding issues and comments relating to the disclosure in the Form 10-K have been resolved.

Controls and Procedures. page 11

2.

We note your statement that “our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective ... as of December 31, 2008 [emphasis added].”, Please note that you must also include disclosure regarding the effectiveness of your internal control over financial reporting. See Item 308T(a) of Regulation S-K. Please revise your filing to include all of the disclosure required by Item 308T.

RESPONSE:

We have filed an amended Form 10-K for Fiscal Year Ended December 31, 2008 to revise our disclosure under Controls and Procedures.

The company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law